Exhibit 99.4

MMMMMMMMMMMM . Admission Ticket MMMMMMMMMMMMMMM C123456789 Ferroglobe PLC 000004 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by the Internet or telephone must be received by 05:01 a.m., Eastern Time, on June 25, 2018. MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Vote by Internet • Go to www.envisionreports.com/GSM • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website Vote by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded message Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proposals — The Board recommends a vote FOR proposals 1 - 15 For Against Abstain For Against Abstain ForAgainst Abstain + 1. 7. 13. 2. 8. 14. 3. 9. 15. 4. 10. 5. 11. 6. 12. Non-Voting Items Change of Address — Please print your new address below. Comments — Please print your comments below. Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. MMMMMMMC 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 1 U P X3 7 9 4 9 8 1 02UUUD MMMMMMMMM C B A Annual Meeting Proxy Card1234 5678 9012 345 X IMPORTANT ANNUAL MEETING INFORMATION

2018 Annual Meeting Admission Ticket

2018 Annual Meeting of Shareholders of Ferroglobe PLC

Wednesday, June 27, 2018, 10:00 am British Summer Time
The Mayfair Hotel, Stratton Street
Mayfair, London W1J 8LT, United Kingdom

Upon arrival, please present this admission ticket and photo identification at the registration desk.

U.K. annual report and accounts 2017

1. THAT the directors' and auditor's reports and the accounts of the Company for the financial year ended December 31, 2017 (the "**U.K. Annual Report and Accounts**") be received.

Directors' 2017 remuneration report (the "Directors' Remuneration Report")

2. THAT the Directors' Remuneration Report (excluding that part containing the directors' remuneration policy) for the year ended December 31, 2017 be received and approved.

Directors' election

3. THAT Pedro Larrea Paguaga be elected as a director.
4. THAT Pierre Vareille be elected as a director.
5. THAT José María Alapont be elected as a director.

Directors' re-election

6. THAT Javier López Madrid be re-elected as a director.
7. THAT Donald G. Barger, Jr. be re-elected as a director.
8. THAT Bruce L. Crockett be re-elected as a director.
9. THAT Stuart E. Eizenstat be re-elected as a director.
10. THAT Manuel Garrido y Ruano be re-elected as a director.
11. THAT Greger Hamilton be re-elected as a director.
12. THAT Javier Monzón be re-elected as a director.
13. THAT Juan Villar-Mir de Fuentes be re-elected as a director.

Appointment of Auditor

14. THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of auditor

15. THAT the Audit Committee of the Board be authorised to determine the auditor's remuneration.

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — Ferroglobe PLC

Proxy Solicited by Board of Directors for Annual Meeting – June 27, 2018

The undersigned hereby appoints the Company's Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held on **Wednesday, June 27, 2018, 10:00 am British Summer Time at the Mayfair Hotel, Stratton Street, Mayfair, London W1J 8LT, United Kingdom,** or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned's proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. **IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED "FOR" THE RESOLUTIONS IN PROPOSALS 1 THROUGH 15 AS INDICATED ON THE REVERSE SIDE HEREOF.**

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote "FOR" Proposals 1 – 15.

(Items to be voted appear on reverse side.)